Exhibit 12



                        SEARS DC CORP.
              CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

thousands                                   1997         1996        1995
Income before income taxes               $    238     $    422      $    581

Fixed Charges                              47,721       84,453       116,152

(i)Earnings available for Fixed Charges    47,959       84,875       116,733

(ii) Fixed Charges                         47,721       84,453       116,152


Ratio of Earnings to Fixed Charges (i/ii)   1.005        1.005         1.005
